Silver Standard Resources Inc.
(a development stage company)
Consolidated Balance Sheets
As at June 30, 2008

(expressed in thousands of Canadian dollars – unaudited)

		June 30	December 31
	Note	2008	2007
		$	$
Assets

Current assets
Cash and cash equivalents		185,248	80,629
Silver bullion	3	-	15,787
Marketable securities	4a	26,839	33,209
Accounts receivable		1,587	2,903
Prepaid expenses and deposits		2,077	453
		215,751	132,981

Restricted cash		1,870	1,809
Other investments	5	26,700	45,102
Valued added tax recoverable		14,941	9,527
Mineral property costs and property, plant, and equipment	6	376,699	302,588
Mineral property held-for-sale	6c	6,962	6,837
		642,923	498,844
Liabilities and Shareholders' Equity

Current liabilities
Accounts payable		9,371	9,640
Accrued liabilities		8,330	3,632
Accrued interest on convertible notes	7	2,149	-
Current portion of asset retirement obligations		1,000	1,029
Foreign exchange derivatives	4b	-	1,412
		20,850	15,713

Asset retirement obligations		2,909	2,827
Future income tax liability		27,348	25,253
Long-term convertible notes	7	102,888	-
		153,995	43,793

Non-controlling interest		608	608
		154,603	44,401
Shareholders' Equity

Share capital	8a	461,903	459,888
Value assigned to stock options	8b	36,102	31,810
Value assigned to convertible notes	7	36,553	-
Contributed surplus		649	649
Accumulated other comprehensive income		17,716	23,363
Deficit		(64,603)	(61,267)

		488,320	454,443

		642,923	498,844

Commitments (note 13)
Subsequent Event (note 14)

Approved on behalf of the Board of Directors

“John R. Brodie”                                                                                                       “Peter W. Tomsett”
John R. Brodie, FCA                                                                                                    Peter W. Tomsett
(Director)                                                                                                               (Director)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Loss and Comprehensive Loss

(expressed in thousands of Canadian dollars, except per share amounts – unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2008	2007	2008	2007
		$	$	$	$

Exploration and mineral property costs
Property examination and exploration		118	31	167	58
Reclamation and accretion		67	98	122	165

		(185)	(129)	(289)	(223)
Expenses
Salaries and employee benefits		564	583	1,214	1,055
Depreciation		80	82	148	128
Professional fees		230	135	428	311
General and administration		1,313	1,640	2,490	2,734
Stock-based compensation	8b	2,436	4,004	4,870	6,216
Foreign exchange loss (gain)		1,127	354	(1,710)	385

		(5,750)	(6,798)	(7,440)	(10,829)
Other income (expenses)
Investment income		778	2,170	1,598	4,551
Financing fees	7	(16)	-	(3,690)	-
Interest expense on convertible debt	7	(1,434)	-	(2,060)	-
Gain on sale of silver bullion, net of tax	3	-	-	23,457	-
Gain on sale of marketable securities	4a	1,127	-	2,105	-
Unrealized gain (loss) on
financial instruments held-for-trading	4a,b	(12)	(215)	1,385	(316)
Write-down of other investments	5	-	-	(18,402)	-
Gain on sale of mineral property		-	-	-	280

		443	1,955	4,393	4,515

Loss for the period		(5,492)	(4,972)	(3,336)	(6,537)

Weighted average shares outstanding (thousands)
Basic and diluted		62,693	62,102	62,681	61,960

Loss per common share
Basic and diluted loss per share		(0.09)	(0.08)	(0.05)	(0.11)

Comprehensive income
Loss for the period		(5,492)	(4,972)	(3,336)	(6,537)

Other comprehensive loss
Unrealized loss on marketable securities	4a	(1,688)	(11,071)	(3,542)	(6,800)
Reclassification of realized gain on
sale of marketable securities	4a	(1,127)	-	(2,105)	-

Other comprehensive loss for the period		(2,815)	(11,071)	(5,647)	(6,800)

Comprehensive loss for the period		(8,307)	(16,043)	(8,983)	(13,337)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars - unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2008	2007	2008	2007
		$	$	$	$

Operating activities
Loss for the period		(5,492)	(4,972)	(3,336)	(6,537)
Items not affecting cash
Depreciation		80	82	148	128
Stock-based compensation	8b	2,436	4,004	4,870	6,216
Asset retirement obligations		40	53	79	107
Gain on sale of marketable securities	4a	(1,127)	-	(2,105)	-
Gain on sale of silver bullion	3	-	-	(23,457)	-
Gain on sale of mineral property		-	-	-	(280)
Unrealized loss (gain) on held-for-trading
financial instruments	4a,b	12	215	(1,385)	316
Accretion expense on convertible notes	7	692	-	960	-
Write-down of other investments	5	-	-	18,402	-
Foreign exchange loss (gain)		(899)	148	4,000	160
Donation of shares		-	314	-	314
Increase in non-cash working capital items	9	1,762	3,086	2,012	5,012

Cash generated by (used in) operating activities		(2,496)	2,930	188	5,436

Financing activities
Proceeds from issuance of convertible notes	7	-	-	134,936	-
Financing costs related to equity portion of
convertible notes financing	7	-	-	(1,440)	-
Shares issued for cash		-	2,417	1,449	6,316

Cash generated by financing activities		-	2,417	134,945	6,316

Investing activities
Mineral property costs		(5,958)	(7,372)	(15,613)	(15,172)
Property, plant and equipment		(32,701)	(21,534)	(51,531)	(31,158)
Increase in value added tax recoverable (net)		(4,151)	(539)	(5,414)	(1,420)
Proceeds from sale of marketable securities	4a	1,500	-	2,800	-
Proceeds from sale of silver bullion	3	-	-	39,244	-
Reliant, net of cash		-	193	-	193
Purchase of marketable securities		-	-	-	(3,648)

Cash used in investing activities		(41,310)	(29,252)	(30,514)	(51,205)

Increase (decrease) in cash and cash equivalents		(43,806)	(23,905)	104,619	(39,453)

Cash and cash equivalents - Beginning of period		229,054	214,068	80,629	229,616

Cash and cash equivalents - End of period		185,248	190,163	185,248	190,163

Supplementary cash flow information (note 9)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Statements of Shareholders’ Equity
For the six months ended June 30, 2008

(expressed in thousands of Canadian dollars - unaudited)

	Common Shares		Values	Values		Accumulated
			assigned	assigned to		other	Retained	Total
	Number of		to stock	convertible	Contributed	comprehensive	earnings	shareholders'
	shares	Amount	options	notes	Surplus	income	(deficit)	equity
	(thousands)	$	$	$	$	$	$	$

Balance, December 31, 2006	61,646	442,265	20,798	-	649	-	(27,142)	436,570

Transition adjustment to opening	-	-	-	-	-	29,800	-	29,800
balance
Issued for cash:
Exercise of options	887	11,794	-	-	-	-	-	11,794
Exercise of warrants								-
For mineral property	9	358	-	-	-	-	-	358
Value assigned to options granted	-	-	15,523	-	-	-	-	15,523
Value of options exercised	-	4,511	(4,511)	-	-	-	-	-
Value of warrants exercised								-
Donations	27	960	-	-	-	-	-	960
Other comprehensive loss	-	-	-	-	-	(6,437)	-	(6,437)
Loss for the year	-	-	-	-	-	-	(34,125)	(34,125)

Balance, December 31, 2007	62,569	459,888	31,810	-	649	23,363	(61,267)	454,443

Issued for cash:
Exercise of options	123	1,449	-	-	-	-	-	1,449
Value assigned to options granted	-	-	2,381	-	-	-	-	2,381
Value of options exercised	-	566	(566)	-	-	-	-	-
Value assigned to convertible notes	-	-	-	36,553	-	-	-	36,553
Other comprehensive loss	-	-	-	-	-	(2,832)	-	(2,832)
Earnings for the period	-	-	-	-	-	-	2,156	2,156

Balance, March 31, 2008	62,692	461,903	33,625	36,553	649	20,531	(59,111)	494,150

Value assigned to options granted	-	-	2,477	-	-	-	-	2,477
Other comprehensive loss	-	-	-	-	-	(2,815)	-	(2,815)
Loss for the period	-	-	-	-	-	-	(5,492)	(5,492)

Balance, June 30, 2008	62,692	461,903	36,102	36,553	649	17,716	(64,603)	488,320

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

1.	NATURE OF OPERATIONS

We are a development stage company with a portfolio of silver-dominant projects located in seven countries in the Americas and Australia.  We are currently developing our Pirquitas property that is located in the province of Jujuy in northwest Argentina.

Management has estimated that we will have adequate funds from existing working capital to meet our corporate, development, administrative and property obligations for the coming year, including the construction of the Pirquitas property.  We will periodically need to obtain additional financing and while we have been successful in the past, there can be no assurance that we will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, our ability to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

Although we have taken steps to verify title to mineral properties in which we have an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee our title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim consolidated financial statements follow the same accounting policies as our most recent audited annual consolidated financial statements except changes relating to capital disclosure and presentation and disclosure of financial instruments (see “Changes in Accounting Policies” below).  These changes became effective January 1, 2008.  These statements do not contain all the information required for annual financial statements and should be read in conjunction with our annual consolidated financial statements.  In the opinion of management, all of the adjustments necessary to fairly present the consolidated financial statements set forth herein have been made.  We have reclassified certain comparative figures to reflect the presentation used in our most recent annual consolidated financial statements.

Changes in Accounting Policies

Capital Disclosure

Effective January 1, 2008, we adopted CICA Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of information on our objectives, policies, and processes for managing capital.  This information is disclosed in note 11.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Financial Instruments – Disclosures

Effective January 1, 2008, we adopted CICA Handbook Section 3862, “Financial Instruments – Disclosures” and CICA Handbook Section 3863, “Financial Instruments – Presentation”.  Section 3862 requires the disclosure of quantitative and qualitative information in our financial statements to evaluate (a) the significance of financial instruments for our financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which we are exposed during the period and at the balance sheet date.  Management’s objectives, policies and procedures for managing such risks are   disclosed in note 4(c).  Section 3863 replaces the existing requirements on presentation of financial instruments.

As at June 30, 2008, our financial instruments are comprised of cash and cash equivalents, marketable securities, accounts receivable, restricted cash, other investments, accounts payable, accrued liabilities, and convertible notes.  The fair value of accounts receivable, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity or capacity of prompt liquidation.  Cash equivalents and restricted cash are designated as available-for-sale as they are not acquired for purpose of trading and have short-term maturity.  Marketable securities are reported at their fair market value based on quoted market prices.  Non-derivative based marketable securities are designated as available-for-sale financial instruments, as they were not acquired for purpose of trading.  Derivative based marketable securities are designated as held-for-trading financial instruments as their default category.  Convertible notes are designated as other liabilities as their default category and related transaction costs are expensed as incurred.  Interest expense related to expenditures incurred on development projects are capitalized to the project.

Going Concern

Effective January 1, 2008, we adopted an amendment to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation” in relation to going concern.  The amendment requires management to assess an entity’s ability to continue as a going concern.  When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed.  In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date.  The adoption did not have a material impact on the consolidated financial statements for any of the periods presented.

Inventories

Effective January 1, 2008, we adopted CICA Handbook Section 3031, “Inventories”, which prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories.  As at June 30, 2008, we have no inventories and this standard has no effect on our financial statements.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

2.        SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Recent Accounting Pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer operating costs and revenues incurred prior to commercial production at new mine operations.  The changes are effective for interim and annual financial statements beginning January 1, 2009.  We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Early adoption may be permitted, however, exemptive relief requires approval of the Canadian Securities Administrators.

We are currently in the process of developing an IFRS conversion plan and evaluating the impact of the transition to IFRS.  We will continue to invest in training and resources throughout the transition period to facilitate a timely conversion.

3.	SILVER BULLION

In March 2008, we sold our silver bullion for cash proceeds of $39,244,000 (US$39,648,000).  As at December 31, 2007, the silver bullion was recorded on our balance sheet at a cost of $15,787,000.  The sale results in a gain of $23,457,000, net of tax.

4.	FINANCIAL INSTRUMENTS

(a)    Marketable Securities

At June 30, 2008 and December 31, 2007, we held shares or share purchase warrants as follows:

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

4.	FINANCIAL INSTRUMENTS (Cont’d)

	June 30, 2008			December 31, 2007
			Accumulated			Accumulated
			Unrealized			Unrealized
	Fair Value	Cost	Gains (losses)	Fair Value	Cost	Gains (losses)
Available-For-Sale Shares	($)	($)	($)	($)	($)	($)
Minco Silver Corporation	11,962	2,270	9,692	13,694	2,966	10,728
Esperanza Silver Corporation	6,912	4,823	2,089	10,012	4,823	5,189
Silvermex Resources Ltd.	1,950	300	1,650	3,250	300	2,950
Canplats Resources Corporation	2,190	50	2,140	1,760	50	1,710
Geologix Explorations Inc.	2,000	900	1,100	2,220	900	1,320
Other investments	1,825	780	1,045	2,246	780	1,466
	26,839	9,123	17,716	33,182	9,819	23,363
Held-For-Trading Warrants
Esperanza Silver Corporation	-	416	(416)	27	416	(389)
Total Marketable Securities	26,839	9,539	17,300	33,209	10,235	22,974

During the six months ended June 30, 2008, we recognized an unrealized loss of $3,542,000 (2007 – $6,800,000) on marketable securities designated as available-for-sale in other comprehensive income and an unrealized loss of $27,000 (2007 - $316,000) on marketable securities classified as held-for-trading in our earnings for the period.

During the period, we sold some investments for proceeds of $2,800,000, generating a gain of $2,105,000.  As a result of the transaction, $2,105,000 of unrealized gain previously recorded in accumulated other comprehensive income has been included in net income for the period.

(b)    Foreign Exchange Derivatives

At December 31, 2007, we held various USD foreign exchange option agreements with a negative fair value of $1,412,000.  All of these foreign exchange contracts have been closed during the period and we have no outstanding foreign exchange option agreements at June 30, 2008.

    (c)    Financial Risk Management

Our activities expose us to a variety of financial risks, including foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk.  From time to time, we may use foreign exchange contracts, commodity price contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates.  We do not have a practice of trading derivatives.  In the past, our use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

4.         FINANCIAL INSTRUMENTS (Cont’d)

Foreign Exchange Risk

We operate projects in seven different countries and therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies.  Our foreign exchange risk arises primarily with respect to the US dollar, as the majority of our debt and capital expenses are denominated in US dollars.

Our exposure of US dollar on financial instruments is as follows:
	June 30	December 31
	2008	2007
	US$	US$

Cash and cash equivalents	142,019	10,769
Restricted cash	1,637	1,637
Accounts payable and accrued liabilities	(6,332)	(3,028)
Convertible notes	(103,119)	-

	34,205	9,378

As at June 30, 2008, with other variables unchanged, a $0.01 strengthening (weakening) of the US dollar against the Canadian dollar would increase (decrease) our net earnings by $342,000.  There would be no significant effect on other comprehensive income.

Interest Rate Risk

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents.  Cash and cash equivalents receive interest based on market interest rates.  Our long-term debt has a fixed interest rate and is not exposed to interest rate risk.

As at June 30, 2008, with other variables unchanged, a 1% increase (decrease) in the interest rate would increase (decrease) our net earnings by $642,000.  There would be no significant effect on other comprehensive income.

Commodity Price Risk

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc, lead and copper. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including: global or regional consumption patterns; the supply of, and demand for, these metals; speculative activities; the availability and costs of metal substitutes; expectations for inflation; and  political and economic conditions, including interest rates and currency values.  We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas Project and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may not remain at current levels. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

4.        FINANCIAL INSTRUMENTS (Cont’d)

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations.  Our credit risk arises primarily with respect to our money market investments and investment in asset-backed commercial papers.

We manage our credit risk by investing only in obligations of any Province of Canada, Canada or the United States of America or their respective agencies, obligations of enterprises sponsored by any of the above governments; banker’s acceptances purchased in the secondary market and having received the highest credit rating from a recognized rating agency in Canada or the United States, with a term of less than 180 days; and bank term deposits and bearer deposit notes, with a term of less than 180 days.

Our maximum exposure to credit risk at the reporting date is the carrying value of cash and cash equivalents, other receivables and other investments (see note 5).

Liquidity Risk

We manage liquidity risk by maintaining adequate cash and cash equivalent balances.  If necessary, we may raise funds through the issuance of debt, equity, or monetization of non core assets.  For example, in February 2008, we completed a US$138 million, 4.5% convertible debenture due in 2028 and in 2006 we issued 7.2 million common shares for net proceeds of $171 million.  We ensure that there is sufficient capital to meet our obligations by continuously monitoring and reviewing actual and forecasted cash flows, and match the maturity profile of financial assets to development, capital and operating needs.

See “Note 13 – Commitments” for contractual undiscounted cash flow requirements for financial liabilities as at June 30, 2008.

5.        OTHER INVESTMENTS

As at June 30, 2008, we had a total of $57,102,000 invested in Canadian asset-backed commercial paper (“ABCP”).  At the dates at which we acquired the investments, the non-bank sponsored ABCP was rated R-1 high by DBRS Limited (“DBRS”), the highest credit rating for commercial paper.  In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen.

In September 2007, a Pan Canadian Committee (the “Committee”) consisting of a panel of major ABCP investors was formed to restructure the affected ABCP trusts.  A press release issued by the Committee on December 23, 2007 outlined a proposal to restructure ABCP for new notes that have maturities based on the maturities of the assets underlying the ABCP.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

5.       OTHER INVESTMENTS (Cont’d)

At December 31, 2007, based on the limited data available, we estimated the fair values of our ABCP investments to be $45,102,000 using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows and an impairment of $12,000,000 was recorded in 2007.

On March 20, 2008, the Committee issued an information statement which provided details of the restructuring plan.  The proposed restructuring plan (the “Restructuring Plan”) was submitted under the Companies Creditors Arrangement Act and approved by a majority of noteholders on April 25, 2008.  The Restructuring Plan was sanctioned by the Ontario Superior Court on June 5, 2008.  As at June 30, 2008, the Court of Appeal for Ontario is reviewing motions by a group of investors seeking relief including dismissal of the Restructuring Plan.

We have updated our valuation model to reflect new information outlined in the information statement.  The restructuring plan contemplates:

•	The creation of three master assets vehicles (MAV). Participation in each of the MAV is dependant on the noteholder’s ability and willingness to self insure against margin calls.
•	Within each MAV, the issuance of 5 different series of notes:
o
Class A-1 Notes will be the senior notes, with the other series of Notes subordinated to them.  Class A-1 Notes are expected to receive AA ratings, have maturities ranging from 6 to 8 years and a coupon rate of Bankers Acceptance (“BA”) Rate less 0.5%.

o	Class A-2 Notes will be senior to the Class B and C Notes and IA Tracking Notes. Class A-2 Notes are expected to receive AA ratings, have a maturity of 8 years and a coupon rate of BA Rate less 0.5%.
o	Class B Notes will be senior to the Class C Notes and IA Tracking Notes. Class B Notes will not be rated and are expected to have a maturity of 8 years and a coupon rate of BA Rate less 0.5%.
o	Class C Notes will be senior to the IA Tracking Notes. Class C Notes will not be rated and are expected to have a maturity of 8 years and a coupon rate of 20%.
o	IA Tracking Notes will not be rated. IA Tracking Notes are expected to have a maturity of 8 years and a coupon rate equivalent to the net rate of return generated by the specific underlying assets.
•
The allocation of existing ABCP notes to proposed new notes was based on a report issued by J.P. Morgan, financial advisor to the Committee.  The new notes will be issued based on the relative contribution from the assets underlying the existing trusts based on this report.

•	There is no market data on these notes and no formal ratings have yet been issued by DBRS.
•	Before implementation of the Restructuring Plan, the courts must address and rule on various filed motions related to the restructuring.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

5.	OTHER INVESTMENTS (Cont’d)

Based on the Restructuring Plan:

•	$48,774,000 of our investments will be replaced with Class A-1 and Class A-2 Notes.
•	$3,681,000 of our investments will be replaced with Class B Notes.
•	$1,622,000 of our investments will be replaced with Class C Notes.
•	$3,025,000 of our investments will be replaced with IA Tracking Notes.

We have assessed the estimated fair value of our ABCP investments and based on the available information regarding current market conditions, the underlying assets of our existing trusts and the indicative values contained in the report issued by J.P. Morgan, we recorded an impairment of $18,402,000 in the first quarter of 2008.  This resulted in an estimated fair value of $26,700,000 which approximates those values contained in the J.P. Morgan report.  No impairment was recorded in the second quarter.  There is currently no certainty regarding the outcome of the ABCP investments and therefore the fair value reported may change materially in subsequent periods.  In July 2008, we initiated legal action against HSBC and DBRS by filing a writ and statement of claim in the Supreme Court of British Columbia to recover any losses that may occur with respect to the ultimate recovery of our ABCP.

6.	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT

	June 30, 2008			December 31, 2007
		Accum.	Net Book		Accum.	Net Book
	Cost	Amort.	Value	Cost	Amort.	Value
	$	$	$	$	$	$

Mineral property costs	264,236	-	264,236	244,681	-	244,681
Construction in progress	88,173	-	88,173	33,625	-	33,625
Mining equipment and machinery	22,943	(781)	22,162	22,870	(413)	22,457
Other	3,234	(1,106)	2,128	2,743	(918)	1,825
	378,586	(1,887)	376,699	303,919	(1,331)	302,588

a)    Property, Plant and Equipment

During the six months ended June 30, 2008, we recorded $556,000 of depreciation on property, plant, and equipment, of which $148,000 was charged to the Consolidated Statements of Loss and Comprehensive Loss and $408,000 was deferred as mineral property costs.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

6.	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

b)	Mineral Property Costs

		Exploration
		and		Total	Total
	Acquisition	development	Future tax	June 30	December 31
	costs	costs	effects	2008	2007
	$	$	$	$	$

Argentina
Diablillos	5,530	8,808	-	14,338	12,085
Pirquitas	56,308	20,222	12,764	89,294	85,879
Other	23	191	-	214	205
Australia
Bowdens	10,900	8,713	3,793	23,406	22,851
Other	-	247	-	247	246
Canada
Silvertip	1,818	273	-	2,091	2,089
Snowfield	125	4,553	-	4,678	4,489
Sulphurets	2,393	1,255	-	3,648	3,648
Sunrise Lake	1,234	69	-	1,303	1,301
Chile
Challacollo	2,953	5,211	359	8,523	8,357
Other	50	257	-	307	282
Mexico
Pitarrilla	13,445	44,151	2,387	59,983	51,128
San Marcial	1,250	792	-	2,042	2,019
Veta Colorada	4,517	916	45	5,478	4,911
Other	972	1,689	-	2,661	2,464
Peru
Berenguela	12,936	3,300	5,963	22,199	21,947
San Luis	417	12,908	986	14,311	11,453
United States
Candelaria	2,981	3,529	255	6,765	6,634
Maverick Springs	692	2,019	37	2,748	2,693
	118,544	119,103	26,589	264,236	244,681

    c)    Mineral Property Held-for-Sale

As at June 30, 2008, we reclassified mineral property costs of $6,962,000 related to the Shafter Silver Project as “mineral property held-for-sale”.  The property was sold subsequent to the quarter, see “Note 14 - Subsequent Event”.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

7.	CONVERTIBLE NOTES

In February 2008, we sold $134,936,000 (US$138,000,000) in senior convertible notes (“Notes”) for net proceeds of $129,822,000 after payment of commissions and expenses related to the offering.  The unsecured Notes mature on March 1, 2028 and bear an interest rate of 4.5% per annum, payable semi-annually.  The Notes will be convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the following events:

    a.    during specified consecutive trading periods, the market price of our common shares exceeds 130% of the conversion price of the Notes,

    b.    the trading price of the Notes falls to 97% or less of the amount equal to the then prevailing price of our common shares, multiplied by the applicable conversion rate,

    c.    the Notes are called for redemption,

    d.    upon the occurrence of specified corporate transactions, or

    e.    during specified periods in early 2013 and 2028.

On conversion, holders of the Notes will receive cash and, if applicable, common shares (or, at our election, in lieu of such common shares, cash or any combination of cash and common shares).  In addition, if certain fundamental changes occur to us, holders of the Notes may be entitled to an increased conversion rate.  The Notes will be convertible into our common shares at an initial conversion rate of 23.0792 common shares per US$1,000 principal amount of Notes converted, representing an initial conversion price of approximately US$43.33 per common share.

Holders of the Notes will have the right to require us to repurchase all or part of their Notes on March 1 of each of 2013, 2018 and 2023, and upon certain fundamental corporate changes.  The repurchase price will be equal to 100% of the principal amount of the Notes being converted, plus accrued and unpaid interest to, but excluding, the repurchase date.  Subject to specified conditions, we shall pay the purchase price in cash.  On and after March 5, 2013, we may redeem all or part of the Notes for cash at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.  All principal and interest payments will be denominated in US Dollars.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

7.        CONVERTIBLE NOTES (Cont’d)

The face value of the Notes has been allocated as follows for accounting purposes:

Allocation of gross proceeds	USD$	CAD$

Gross proceeds	138,000	134,936
Fair value of debt component	(99,144)	(96,943)
Fair value of equity component	38,856	37,993

Convertible notes	USD$	CAD$

Opening balance	99,144	96,943
Accretion expense	1,865	1,888
Interest accrued	2,110	2,137
Foreign exchange loss on revaluation	-	4,069
Ending balance	103,119	105,037

Accrued interest on convertible notes	2,110	2,149
Long-term convertible notes	101,009	102,888
Total convertible notes	103,119	105,037

The fair value of the debt portion of the Notes at initial recognition was estimated using a discounted cash flow model method.  The fair value of the equity component was estimated using the residual value method.  The debt component of the Notes is accreted over an expected life of 5 years using the effective interest method.  Total financing fees associated with the transaction was $5,130,000, of which $3,690,000 was charged to net income for the period and $1,440,000 was charged to equity.

For the six months ended June 30, 2008, interest expense and accretion expense related to the convertible notes was $2,137,000 and $1,888,000 respectively; $1,037,000 of interest expense and $928,000 of accretion expense were capitalized to construction in progress during the period resulting in $1,100,000 of interest and $960,000 of accretion expensed in the period.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

8.       OUTSTANDING SHARES AND RELATED INFORMATION

(a)	Authorized Share Capital

Our authorized share capital consists of an unlimited number of common shares without par value.

(b)   Options

At June 30, 2008, the total number of options outstanding was 4,299,250 with exercise prices ranging from $12.85 to $40.62 with weighted average remaining lives of 3.3 years.  This represents 6.9% of issued and outstanding capital.

During the six months ended June 30, 2008, 30,000 options were granted to employees and consultants at a strike price of $32.08 and fair value of $9.93 per option based on the Black-Scholes option pricing model.  We amortize the fair value of stock options on a graded basis over the respective vesting period of the stock options.  The allocation of fair value of options during the period was as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
	$	$	$	$
Consolidated Balance Sheets
Mineral property costs	41	141	(12)	283

Consolidated Statements of Earnings (Loss),
and Comprehensive Income (Loss)
Stock based compensation - Employee salaries and benefits	1,984	3,214	4,098	4,916
Stock based compensation - General and administration	452	790	772	1,300

	2,436	4,004	4,870	6,216

Total stock based compensation	2,477	4,145	4,858	6,499

(c)   Convertible Senior Notes due 2028

In February 2008, we sold US$138 million in senior convertible notes (“Notes”).  The Notes will be convertible into Silver Standard common shares at a fixed conversion rate of US$43.33 per common share upon specified events.  On conversion, holders of the Convertible Notes will receive cash and, if applicable, common shares (or, at our election, in lieu of such common shares, cash or any combination of cash and common shares).  The convertible notes mature on March 1, 2028.

(d)	Diluted Earnings Per Share

  The shares issuable pursuant to the terms of the convertible debenture have not been included in the calculation of diluted loss per share as the impact would be anti-dilutive.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

9.        SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash working capital activities were:
	Three Months Ended		Six Months Ended
	June 30		June 30
	2008	2007	2008	2007
	$	$	$	$
Accounts receivable	2,250	264	1,316	66
Prepaid expenses and deposits	(1,518)	128	(1,624)	(68)
Accounts payable and current portion of ARO	(459)	3,825	41	4,404
Accrued liabilities	(83)	(1,131)	130	610
Accrued interest on convertible debt	1,572	-	2,149	-

	1,762	3,086	2,012	5,012

Non-cash financing and investing activities were:
	Three Months Ended		Six Months Ended
	June 30		June 30
	2008	2007	2008	2007
	$	$	$	$
Non-cash investing activities
Accretion expense capitalized to construction
in progress	(766)	-	(928)	-
Shares issued for mineral properties	-	(358)	-	(358)

10.      RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2008, we recorded administrative, technical services and expense reimbursements of $800,000 (2007 - $207,000) from companies related by common directors or officers.  At June 30, 2008, accounts receivable includes $128,000 (2007 - $40,500) from these related parties.  Amounts due from related parties are non-interest bearing and without specific terms of repayment.  Transactions for expense reimbursement with related parties are at normal business terms.

11.      CAPITAL RISK MANAGEMENT

Our objectives when managing capital are:

•	to safeguard our ability to continue as a going concern in order to pursue the development of our mineral properties
•	to provide an adequate return to shareholders
•	to maintain a flexible capital structure which optimizes the cost of capital
•	to meet our long term debt obligations

In order to facilitate the management of our capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flow.  The annual and updated budgets are approved by the Board of Directors.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

11.      CAPITAL RISK MANAGEMENT (Cont’d)

To maintain the capital structure, we may, from time to time, attempt to issue new shares, issue new debt or dispose of non-core assets.  We expect our current capital resources will be sufficient to carry our exploration and development plans and operations through the current operating period.

12.      SEGMENTED FINANCIAL INFORMATION

We have one operating segment, which is the exploration and development of mineral properties.  Mineral property expenditures by property are detailed in note 6.  Substantially all of our gains and losses were incurred in Canada.  Segment assets by geographic location are as follows:

						June 30, 2008
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$

Mineral property costs and property,
plant and equipment	214,181	23,652	13,095	8,830	70,383	37,045	9,513	376,699

Total assets	247,689	23,828	234,753	8,844	73,263	38,017	16,529	642,923

						December 31, 2007
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$

Mineral property costs and property,
plant and equipment	154,254	23,097	12,867	8,639	60,661	33,744	9,326	302,588

Total assets	170,565	23,240	181,707	8,763	64,157	34,208	16,204	498,844

13.      COMMITMENTS

As at June 30, 2008, we have committed to payments under contractual obligations as follows:

	Less than 1 year	1-3 years	4-5 years	Total
	$	$	$	$

Lease obligations	158	907	412	1,477
Asset retirement obligations	1,029	2,148	430	3,607
Long-term convertible notes*	6,326	12,651	150,651	169,628
	7,513	15,706	151,493	174,712

* Convertible notes are due in 2028 but expected to be repaid in 2013.  The notes bear an interest rate of 4.5% per annum and are convertible into common shares at a fixed conversion rate upon specified events.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

14.       SUBSEQUENT EVENT

On July 17, 2008, we closed the sale of the Shafter Silver Project in Presidio County, Texas, to Aurcana Corporation (“Aurcana”).  Under the terms of the agreement, Aurcana paid us total consideration of $42.6 million consisting of $23 million in cash, 15 million Aurcana common shares (at a deemed price of $0.64 per share) and a $10 million convertible debenture. The debenture has a 3% coupon with a three-year term and is convertible into 6.6 million Aurcana common shares at $1.515 per share.  The transaction will result in an approximate gain of $31.4 million, for an after-tax gain of $18.0 million.